UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number: 001-34238
THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: September 28, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Limited Selects Deloitte as its Independent Registered Public Accounting Firm
Shanghai, China — September 28, 2009. The9 Limited (NASDAQ: NCTY) (“The9” or the “Company”), an online game operator and developer in China, today announced that the Audit Committee of its Board of Directors has engaged the services of Deloitte Touche Tohmatsu CPA Ltd. (“DTTC”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009. DTTC replaces the Company`s previous independent registered accountant, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers”), effective immediately.
The Company and PricewaterhouseCoopers have not had any disagreement on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures for which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused PricewaterhouseCoopers to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements.
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, Granado Espada, EA SPORTS™ FIFA Online 2 and Atlantica in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Audition 2, Kingdom Heroes 2 Online and Field of Honor. In addition, The9 is developing various proprietary games, including World of Fighter, Jiu Zhou Zhan Ji, Miracles: Ultimate X, Tiny Tribe, Monster of War and other MMORPGs and advanced causal games.
For further information, please contact:
Ms. Phyllis Sai
Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/